Woori Bank’s Preliminary Financial Performance Figures
for the Second Quarter of 2015

The preliminary financial performance figures for Woori Bank for the six-month period ended on June 30, 2015, on a consolidated basis, are as follows.

(Units: millions of KRW, %)

				% Change Increase		% Change Increase
Item		2Q 2015	1Q 2015	(Decrease)	2Q 2014	(Decrease)
Revenue*	Specified Quarter	4,822,847	4,552,084	5.95	4,832,243	(0.19)
	Cumulative Basis	9,374,931	4,552,084	-	9,145,115	2.51

Operating Income	Specified Quarter	275,197	297,296	(7.43)	257,621	6.82
	Cumulative Basis	572,493	297,296	-	684,330	(16.34)

Income before	Specified Quarter	294,041	393,533	(25.28)	308,795	(4.78)
Income Tax Expense	Cumulative Basis	687,574	393,533	-	649,456	5.87

Net Income	Specified Quarter	228,868	299,951	(23.70)	773,443	(70.41)
	Cumulative Basis	528,819	299,951	-	1,147,407	(53.91)
Profit to the Equity Holders of the Parent Entity	Specified Quarter	226,077	290,781	(22.25)	873,181	(74.11)
	Cumulative Basis	516,858	290,781	-	1,195,958	(56.78)

*	Represents the sum of interest income, fee and commission income, dividend income, gain on financial assets and other operating income. (excluding non-operating income).

The above figures are prepared in accordance with Korean International Financial Reporting Standards.

2Q 2014 figures are prepared based on the consolidated financial statements of Woori Finance Holdings Co., Ltd., which merged with and into Woori Bank on November 1, 2014.

The figures above are subject to adjustment as they are preliminary and have not been reviewed by our independent auditors.